October 26, 2006

BY EDGAR

Mr. Jorge Bonilla

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4561

Washington, D.C. 20549

Bank Building Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 033-64520

Dear Mr. Bonilla:

Set forth below are the responses of Bank Building Corporation (the Corporation) to the comment of the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated October 12, 2006 relating to the Corporation’s annual report on Form 10-KSB for the year ended December 31, 2005 and quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006.

Forms 10-QSB for the Quarters ended March 31, 2006 and June 30, 2006

Consolidated Statements of Income, page 4

1.	Comment: We note that the comparable periods of 2005 do not include a provision for income taxes. Please explain to us how you considered paragraphs 19, 20 and 30 of APB 28 and Instruction 2 and 2(1)(ii) to Rule 310(b) of Regulation S-B in preparing your interim financial statements.

Response:

During 2005, the Corporation did not properly accrue income tax expense for the quarters ended March 31 and June 30 (and September 30), although the amount of income tax expense accrued for the full year ended December 31, 2005 (totaling $189,943) was correctly stated in the Corporation’s consolidated statements of income for its annual report on Form 10-KSB for the 2005 year. The failure to properly accrue income tax expense on a quarterly basis is a result of the problems the Corporation experienced with its internal controls during 2005, which controls along with the Corporation’s disclosure controls have now been improved as discussed in our earlier response letter to the Staff dated September 28, 2006. During the fourth quarter of 2005, the Corporation implemented significant changes to its internal controls and procedures and, accordingly, for the first three quarters of 2006, the Corporation is correctly accruing income tax expense consistent with APB 28, paragraphs 19, 20 and 30 and Rule 310(b) of Regulation S-B. The Corporation will continue to accrue income tax expense on a quarterly basis in the future, as appropriate.

Mr. Jorge Bonilla

Securities and Exchange Commission

October 26, 2006

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Jake Lutz at (804) 697-1490 or the undersigned at (276) 656-1776.

Very truly yours,

/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

cc: Jacob A. Lutz, III